RESIGNATION LETTER

June 5, 2024

To the Shareholders and Board of Directors of BluBuzzard, Inc.

Gentlemen:

This letter serves as notice that as of the date hereof, I hereby resign from my position in all capacities including but not limited to President, Secretary, Treasurer, Director, Chief Financial Officer, and Chief Executive Officer of Blubuzzard, Inc. (the "Company"). My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ James Xilas

James Xilas